October 31, 2019

Jatin Pravinchandra Dalal
Chief Financial Officer and Sr. Vice President
Wipro Limited
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035, India

       Re: Wipro Limited
           Form 20-F for the Fiscal Year March 31, 2019
           Filed June 11, 2019
           File No. 001-16139

Dear Mr. Dalal:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Raj S. Judge, Esq.